Exhibit 99.1

For Immediate Release Contact: Harvey Grossblatt, CEO Universal Security Instruments, Inc. 410-363-3000, Ext. 224 or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments Reports

Second Quarter Earnings

OWINGS MILLS, MD, November 14, 2007: Universal Security Instruments, Inc. (AMEX: UUU) today announced its earnings for the second quarter ended September 30, 2007.

The Company reported net income of $318,130, or $0.13 per basic share ($0.13 per diluted share), on net sales of $13,678,994 in the quarter ended September 30, 2007, compared to net income of $1,416,204, or $0.59 per basic share ($0.57 per diluted share), and net sales of $8,018,088 for the same period last year.

For the six months ended September 30, 2007, sales were $26,634,425 versus $16,056,525 for the same period last year. The Company reported net earnings to $1,109,133, or $0.45 per basic share ($0.44 per diluted share) compared to net earnings of $2,993,672 or $1.27 per basic share ($1.20 per diluted share) last year.

The Company cited the sluggish residential housing market and reduced revenues at its Hong Kong based Joint Venture as key factors during the quarter and for the first six months of fiscal 2008. Universal’s Joint Venture continued to suffer from lower European sales, which reduced the Joint Venture’s net earnings by $1,484,169 for the quarter and by $2,642,223 for the six month period.

Furthermore, Universal’s Canadian steel manufacturing operation lost $483,997 for the quarter, primarily due to the rising value of the Canadian dollar, which reduced U.S. sales.

“We have made important changes in the structure of our Canadian operations, including a stronger focus on marketing to local customers to avoid the problems associated with the rising Canadian dollar.” said Harvey Grossblatt, president of Universal Security.

“The Company is also developing a number of new products we expect to introduce during the first calendar quarter of 2008. To be clear, we are not pleased with this quarter’s results, however, we are continuing to focus on our long-term strategy of increased shareholder value during this difficult period.”

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 38-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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7-A GWYNNS MILL COURT • OWINGS MILLS, MARYLAND 21117, USA
(410) 363-3000 • www.universalsecurity.com

Universal/Page 2

UNIVERSAL SECURITY INSTRUMENTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)

	Three Months Ended September 30,
	2007	2006
Sales	$13,678,994	$8,018,088
Net income	318,130	1,416,204
Income per share
Basic	$0.13	$0.59
Diluted	$0.13	$0.57
Weighted average number of common shares outstanding
Basic	2,483,605	2,412,340
Diluted	2,515,513	2,490,647

	Six Months Ended September 30,
	2007	2006
Sales	$26,634,425	$16,056,525
Net income	1,109,133	2,993,672
Income per share
Basic	$0.45	$1.27
Diluted	$0.44	$1.20
Weighted average number of common shares outstanding
Basic	2,481,802	2,361,155
Diluted	2,523,316	2,487,715

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,
	2007	2006
ASSETS
Cash	$944,605	$3,069,981
Accounts receivable and amount due from factor	9,911,057	5,881,341
Inventory	11,055,548	6,320,688
Prepaid expenses	386,470	332,365
TOTAL CURRENT ASSETS	22,297,680	15,604,375
INVESTMENT IN HONG KONG JOINT VENTURE	9,939,283	8,603,010
PROPERTY, PLANT AND EQUIPMENT - NET	4,725,926	56,015
GOODWILL	2,018,019	0
DEFERRED TAXES AND OTHER ASSETS	739,965	642,870
TOTAL ASSETS	$39,720,873	$24,906,270
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of notes payable	$4,660,414	$-
Accounts payable	4,852,846	1,315,296
Accrued liabilities	1,690,335	1,909,400
TOTAL CURRENT LIABILITIES	11,203,595	3,224,696
LONG TERM DEBT	2,179,263	-
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,486,132 and 2,412,408 shares at September 30, 2007 and September 30, 2006, respectively	24,882	18,095
Additional paid-in capital	13,304,330	12,657,760
Retained earnings and other comprehensive income	13,008,803	9,005,719
TOTAL SHAREHOLDERS’ EQUITY	26,338,015	21,681,574
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$39,720,873	$24,906,270

All shares have been adjusted to reflect the 4-for-3 stock dividend payable on October 16, 2006.

This press release may contain forward-looking statements. These forward-looking statements may generally be identified by the use of the words “may,” “expects,” “anticipates,” “believes,” “estimates,” and similar expressions and involve a number of risks and uncertainties. For a variety of reasons, actually results may differ materially, from those described in or contemplated by any such forward-looking statement. Consequently, the reader is cautioned to consider all forward-looking statements in light of the risks to which they are subject. We are not able to identify or control all circumstances that could occur in the future that may adversely affect our business and operating results. These risks include, but are not limited to, those risks identified in the Company’s periodic reports filed with The Securities and Exchange Commission, including our most recent Annual Report on Form 10-K.